Exhibit 99.b

Compensation Committee Charter

of

Opportunity Acquis Corp.

1. PURPOSE

The Compensation Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Opportunity Acquis Corp. (the “Company”) for the primary purposes of assisting the Board in:

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Overseeing the Company’s compensation strategy and ensuring that all elements of compensation, supplemental compensation and benefits, including salary, bonus, incentive and equity compensation (“Compensation”), for executive officers and key management personnel are equitable, externally competitive and in accordance with the Company’s overall Compensation objectives and Compensation policy, and

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Developing a Compensation policy that creates a reasonable relationship between pay levels and corporate performance, and monitor the results of such policy to assure that the Compensation payable to the Company’s executives is reasonable, provides overall competitive pay levels, creates proper incentives and enhances stockholder value, and appropriately rewards superior performance.

2. MEMBERSHIP

The Committee shall consist of three (3) or more independent directors (as determined by the Board from time to time) who satisfy the independence requirements under applicable law, rules and regulations; however, for so long as the Company is a shell company this committee may be comprised of less than three (3) members but not less than one (1) member. Members of the Committee shall be appointed by the Board upon the recommendation of the Nominating and Corporate Governance Committee and may be removed by the Board in its discretion. The Chair of the Committee shall be appointed by the Board.

3. POWERS AND RESPONSIBILITIES

The Committee’s responsibilities shall remain flexible to react to changing conditions and to ensure the Board and stockholders that: (a) the achievement of the overall goals and objectives of the Company can be supported by adopting an appropriate executive Compensation policy and implementing it through an effective total Compensation program and (b) the Compensation program and practices of the Company are designed with full consideration of all accounting, tax, securities law, employment law and regulatory requirements. The Committee’s authority shall also encompass Compensation arrangements for any senior executive officer of any subsidiary, affiliate or special purpose entity of the Company.

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In carrying out its responsibilities, the Committee shall:

●	Assist the Board in developing and evaluating potential candidates for executive positions, including the Chief Executive Officer, and oversee the development of executive succession plans.

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Review and approve on an annual basis the corporate goals and objectives with respect to Compensation for the Chief Executive Officer. The Committee shall evaluate at least once a year the Chief Executive Officer’s performance in light of these established goals and objectives and, based upon these evaluations, shall set the Chief Executive Officer’s annual Compensation.

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Review and approve changes in the Compensation of key executives that are recommended by the Chief Executive Officer for consistency with the Company’s overall Compensation objectives and policy, and in keeping with (a) pre-established performance goals and objectives, (b) Company performance, (c) strategic leadership consistent with the Company’s long term strategies, and (d) an appropriate peer group.

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Evaluate the performance of the Company’s senior executive officers and approve the annual Compensation for such senior executive officers. The Committee shall also provide oversight of management’s decisions concerning the performance and compensation of other Company officers.

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Review the Company’s incentive compensation and other stock-based plans and recommend changes in such plans to the Board, as needed. The Committee shall have and may exercise all the authority of the Board with respect to the administration of such plans. The Committee shall also review and make recommendations regarding the number of shares, price per share and period and duration of stock grants under stock option plans approved by stockholders of the Company.

●	Review and make recommendations regarding the Company’s retirement plans.

●	Review and make recommendations to the Board for approval of independent directors’ compensation (e.g., retainers, fees, long-term incentive and equity plans).

●	Prepare and publish an annual executive compensation report in the Company’s proxy statement.

The Committee shall have the authority to delegate any of its responsibilities to subcommittees as the Committee may deem appropriate in its sole discretion.

The Committee shall have authority to retain such compensation consultants, outside counsel and other advisors as the Committee may deem appropriate in its sole discretion. The Committee shall have sole authority to approve related fees and retention terms.

4. MEETINGS

Meetings of the Committee shall be scheduled as deemed necessary by the Committee’s Chair. Members of management and independent consultants requested by the Committee will attend Committee meetings when and as may be requested by the Committee.

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A simple majority of the members of the Committee, but not less than two, will constitute a quorum. A majority of the members present at any meeting at which a quorum is present may act on behalf of the Committee. The Committee will meet at such times as shall be determined by the Chair, or upon the request of any two of its members. The Chair will preside, when present, at all Committee meetings. Minutes of Committee meetings will be recorded as directed by the Chair and will be subject to review by the Chair.

In discharging its responsibilities, the Committee may meet privately with independent consultants and is free to speak directly and independently with any members of management or employees.

The Chair will periodically report the Committee’s findings, conclusions and recommendations to the Board and present to the Board an annual performance evaluation of the Committee. The Committee shall review at least annually the adequacy of this Charter and recommend any proposed changes to the Board for approval.

The Compensation Committee’s responsibilities and powers as delegated by the Board of Directors are set forth in this Charter. The Committee relies to a significant extent on information and advice provided by management and independent advisors.

5. SUSPENSION

In the event management is not compensated, the Compensation Committee need not meet and its duties and obligations hereunder are suspended and referred to the Board of Directors.